

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Christine Sheehy
Chief Financial Officer
Coeptis Therapeutics Inc.
105 Bradford Rd, Suite 420
Wexford, Pennsylvania 15090

> **Re: Coeptis Therapeutics Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **File No. 000-56194**

Dear Ms. Sheehy:

We have reviewed your June 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Note 3. License Right, page F-10

1. Your disclosures related to the agreements with VyGen-Bio, Inc. indicate that you entered into the agreements to jointly develop two Vy-Gen-Bio, Inc. product candidates; however your response indicates that only VyGen-Bio, Inc. would be undertaking development efforts. Please help us reconcile your disclosures to your response. Also tell us whether the agreements require you to pay for any or all of the R&D costs VyGen-Bio incurs to continues its development of the CD38 Assets and/or if you are required to make payments to VyGen-Bio when they reach any development or regulatory milestones.

2. With regard to your assessment of Criterion 1, we note your analysis focuses on your R&D projects. As the agreement is for the joint development and commercialization of CD38 Assets, please address your consideration of paragraphs 2.48 through 2.51 of the AICPA Accounting and Valuation Guide as it relates to the status of the CD38 Assets at

the time you entered into the agreements with VyGen-Bio. As part of your response, tell us whether the purpose of the agreements was for you to develop your own R&D projects for the CD38 Assets or as a continuation of the current R&D projects already initiated by VyGen-Bio.

3.   Your response discusses multiple alternative uses including to pursue FDA approval for the commercialization of the CD38 assets, to sell your rights to the CD38 assets to a third party, and to sell the CD38 assets to a third party. Please address the following:
- Help us understand which of these uses you intended to pursue at the time of entering into the agreements.
- In regards to the sale of your rights to the CD38 assets or the sale of the CD38 assets, tell us whether you have control over the ability to sell and whether approvals are required from other parties.
- Your response indicates that you are in early discovery/pre-clinical stages in regards to these assets. Provide us with more details regarding the current development status of the CD38 assets and the progress towards approval in the country/countries in which the CD38 assets are intended to be sold. Please help us better understand your basis for anticipating economic benefit given the current development status.
- It would appear that the lack of FDA approval would also impact the economic benefit that would be realized from selling your rights or the assets. Please tell us what consideration you gave to this in your analysis.

4.   With regard to your assessment of Criterion 2, we note your reference to paragraph 3.22 of the AICPA Accounting and Valuation Guide. This paragraph states in part, "[t]he task force believes that studies for toxicity represent a contingency that must be resolved before an alternative future use is reasonably expected to occur. Unless the compound successfully completes the toxicity studies for the indication for cancers, it will not be considered for use in treating any other disease." With reference to Exhibit 2-1 Phases of Development in the Pharmaceutical Industry in the AICPA Accounting and Valuation Guide, please tell us which clinical stage the CD38 Assets are in and whether they have completed the studies for toxicity. If the early development phase of testing for the CD38 Assets has not been completed, help us understand how you were able to conclude that there would still be economic benefit associated with the CD38 Assets in the event of negative results and that you would be able to proceed with clinical trials under other indications.

You may contact Nudrat Salik at (202) 551-3692 or Tracey Houser at (202) 551-3736 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences